Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

YEAR ON YEAR SALES GROWTH CONTINUES IN THE SECOND QUARTER

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Wholesales in Q2 FY24 were 96,817 units, up 29% vs. Q2 FY23 and up 4% vs. Q1 FY24 (wholesales exclude China JV); H1 wholesales for FY24 were 190,070 units, up 29% year-on-year
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Retail sales in Q2 FY24 were 106,561, up 21% vs. Q2 FY23 and up 4% vs. Q1 FY24; H1 Retail sales were 208,555 units, up 25% year-on-year
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Order book remains strong at 168,000 units, reducing in line with the fulfilment of client orders, with demand for our most profitable Range Rover, Range Rover Sport and Defender models accounting for 77% of the orders
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Based on preliminary cash balances, JLR presently expects positive free cash flow of around £300 million in Q2 FY24 (JLR expects to report its full Q2 results in early November 2023)

Gaydon, UK, 5 October 2023: JLR today reported increased sales volumes for the second quarter of FY24 (three-month period to 30 September 2023), reflecting continuing improvement in supply, allowing JLR to deliver more vehicles to clients.

Wholesale volumes in the period were 96,817 units (excluding the Chery Jaguar Land Rover China JV), up 29% compared to the same quarter a year ago, and up 4% compared to the quarter ended 30 June 2023, notwithstanding the annual two-week summer plant shutdown.

Wholesale volumes for the first half of the financial year were 190,070, up 29% compared to the prior year.

Retail sales for the second quarter were 106,561 units (including the Chery Jaguar Land Rover China JV), up 21% compared to the same quarter a year ago. Retail volumes were higher in all regions year-on-year: Overseas up 56%, North America up 32%, Europe up 16%, UK up 9% and China up 7%.

The order book continues to reflect strong demand for our products with 168,000 client orders at the end of the second quarter, reducing from 185,000 at the end of the first quarter, as expected, with increased order fulfilment. Range Rover, Range Rover Sport and Defender demand remains particularly strong, representing 77% of the order book.

JLR will report full financial results for Q2 FY24 at the beginning of November. Based on preliminary cash balances, JLR presently expects positive free cash flow of around £300 million in Q2 FY24.

Additional volume detail is available on the Investor Relations pages of our website (https://www.jaguarlandrover.com/investor-relations).

ENDS

Media Enquiries

JLR	Headland Consultancy

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Dwrottes@jaguarlandrover.com

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Susanna Voyle E: svoyle@headlandconsultancy.com M: +44 (0)7980 894557 Bryony Sim E: bsim@headlandconsultancy.com M: +44 (0)7825 156 291 JLR PR social channels: Twitter: @JLR_News LinkedIn: @JLR

Notes to Editors

JLR’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

We are transforming our business to become carbon net zero across our supply chain, products, and operations by 2039. We have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy and before the end of the decade our Range Rover, Discovery, Defender collections will each have a pure electric model, while Jaguar will be entirely electric.

At heart we are a British company, with two design and engineering sites, three vehicle manufacturing facilities, an engine manufacturing centre and a battery assembly centre in the UK. We also have vehicle plants in China (a joint venture), Slovakia, Austria (contract manufacturing with Magna Steyr), India (contract manufacturing with Tata Motors Ltd.) and Brazil, as well as seven technology hubs across the globe.

JLR is a wholly owned subsidiary of Tata Motors Limited, part of Tata Sons.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.